SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-25196
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:

Description
Contents of Financial Statements
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
     The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries
Salary Savings Plan

Financial Report
December 31, 2008

Camco Financial & Subsidiaries Salary Savings Plan

Contents

Report Letter	1
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Camco Financial & Subsidiaries Salary Savings Plan
Cambridge, Ohio
We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Columbus, Ohio
June 17, 2009

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Net Assets Available for Benefits

	December 31	December 31
	2008	2007

Assets
Cash	$39,269	$43,455

Nonparticipant-directed investments — Employer securities	42,889	211,697

Participant-directed investments:
Money market fund	254	67
Common/Collective fund	1,268,304	885,025
Mutual funds	5,860,192	9,193,503
Employer securities	539,566	2,510,813
Participant loans	181,517	161,819

Total investments	7,892,722	12,962,924

Net Assets Available for Benefits at Fair Value	7,931,991	13,006,379

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit- responsive Investment Contracts	69,302	6,938

Net Assets Available for Benefits	$8,001,293	$13,013,317

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Contributions:
Participant-directed — Employee elective	$620,156
Participant-directed — Employer matching	329,522
Participant-directed — Rollover	37,678

Interest and dividends — Participant-directed	346,766

Net appreciation (depreciation) in fair value of investments:
Nonparticipant-directed employer securities	(160,911)
Participant-directed mutual funds	(2,482,426)
Participant-directed common/collective funds	74,115
Participant-directed employer securities	(1,690,940)

Total additions — Net	(2,926,040)

Deductions
Benefit payments to participants:
Nonparticipant-directed	7,897
Participant-directed	2,033,042

Administrative expenses — Participant-directed	45,045

Total deductions	2,085,984

Net Decrease in Net Assets Available for Benefits	(5,012,024)

Net Assets Available for Benefits — Beginning of year	13,013,317

Net Assets Available for Benefits — End of year	$8,001,293

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007
Note 1	— Description of the Plan

The following description of the Camco Financial & Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). Employees are eligible to participate in the Plan on their first day of employment with the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 92 percent of pretax annual compensation, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions in accordance with the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of base compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts — Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contributions, plan earnings, and expenses. Allocation of the Company’s contributions, plan earnings, and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.

Vesting — Participants are immediately vested in their own 401(k) contributions, employer matching contributions made after December 31, 1997, and any pension plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits — Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007
Note 1	— Description of the Plan (Continued)

Participant Loans — The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one loan from the Plan at any time and initial loans must be for at least $1,000, with a maximum of $50,000, as determined by the IRS.

Party-in-interest Transactions — The Plan invests in employer stock as well as certain investment funds managed by the Custodian or its affiliates. Charles Schwab Trust Company is the Custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 2	— Summary of Accounting Policies

Investment Valuation — The Plan’s investments are stated at fair value, except for its benefit-responsive stable value common/collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common/collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The interest-bearing cash and participant loans are valued at their outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses — Various administrative expenses are paid by the Company on behalf of the Plan.

Benefit Payments — Benefits are recorded when paid.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007
Note 2	— Summary of Accounting Policies (Continued)

Risk and Uncertainties — The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk — At December 31, 2008 and 2007, approximately 7 percent and 27 percent of the Plan’s assets, respectively, were invested in Camco Financial Corporation common stock.

Basis of Accounting — The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

Note 3	— Tax Status

The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not individually sought its own determination letter.

The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007
Note 4	— Significant Investments at Fair Value

Significant investments at fair value at December 31, 2008 and 2007 are listed as follows:

	2008	2007

Investments at fair value:
Camco Financial Corporation common stock	$539,566	$2,510,813
Camco Financial Corporation common stock*	42,889	211,697
Growth Fund of America R5	901,744	1,631,189
Metropolitan West Total Return Bond Fund	879,833	879,439
American Beacon Largecap Value Fund	724,996	1,316,042
Vanguard Short-term Investment Grade Fund	723,650	758,026
Europacific Growth Fund R5	694,805	1,349,808
Vanguard 500 Index Signal Fund	678,653	1,199,775
Artisan Midcap Value Fund	475,817	776,134
Columbia Acorn Fund Class 2	400,275	785,594
Schwab Markettrack Balanced Fund	—	466,498

Investment at contract value — Union Bond & Trust Co. Stable Value Fund	1,337,606	891,963

*	Nonparticipant-directed investment

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007
Note 5	— Fair Value

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2008 and 2007
Note 5	— Fair Value (Continued)
     Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in
	Active Markets for	Significant Other	Significant	Balance at
	Identical	Observable Inputs	Unobservable Inputs	December
	Assets (Level 1)	(Level 2)	(Level 3)	31, 2008

Common stock — Camco Financial Corp.	$582,455	$—	$—	$582,455
Money market fund	254	—	—	254
Mutual funds	5,860,192			5,860,192
Common collective trust fund	—	1,268,304	—	1,268,304
Participant loans	—	—	181,517	181,517

Total	$6,442,901	$1,268,304	$181,517	$7,892,722

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Participant Loans

Balance at December 31, 2007	$161,819

Purchases, sales, issuances, and settlements — Net	19,698

Balance at December 31, 2008	$181,517

Camco Financial & Subsidiaries Salary Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 51-0110823, Plan 002
December 31, 2008

	Description of Investment,
(a)(b)	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value

Nonparticipant-directed Investments

** Camco Financial Corporation	Common stock, 13,487 shares	$164,558	$42,889

Participant-directed Investments

** Camco Financial Corporation	Common stock, 169,675 shares	*	539,566

Charles Schwab Trust Company	Common/collective fund — Union Bond & Trust Co. Stable Value Fund	*	1,268,304

Charles Schwab Trust Company	Money market fund — Schwab Government Money Fund	*	254

Charles Schwab Trust Company	Mutual fund — American Beacon Largecap Value Fund	*	724,996

Charles Schwab Trust Company	Mutual fund — Artisan Midcap Value Fund	*	475,817

Charles Schwab Trust Company	Mutual fund — Columbia Acorn Fund Class 2	*	400,275

Charles Schwab Trust Company	Mutual fund — Europacific Growth Fund R5	*	694,805

Charles Schwab Trust Company	Mutual fund — Growth Fund of America R5	*	901,744

Charles Schwab Trust Company	Mutual fund — Metropolitan West Total Return Bond Fund	*	879,833

Charles Schwab Trust Company	Mutual fund — Schwab Markettrack Balanced Fund	*	338,994

Charles Schwab Trust Company	Mutual fund — Vanguard Short-term Investment Grade Fund	*	723,650

Charles Schwab Trust Company	Mutual fund — Vanguard 500 Index Signal Fund	*	678,653
Schedule 1

Camco Financial & Subsidiaries Salary Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 51-0110823, Plan 002
December 31, 2008

	Description of Investment,
(a)(b)	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value
Charles Schwab Trust Company	Mutual Fund — Alger Small Cap Growth Fund	*	19,870

Charles Schwab Trust Company	Mutual Fund — Northern Small Cap Value Fund	*	21,555

** Plan participants	Participant loans bearing interest at
	3.25% to 9.25%	—	181,517

Total investments			$7,892,722

*	Cost information not required

**	Denotes party-in-interest
Schedule 1

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL AND SUBSIDIARIES SALARY SAVINGS PLAN
	By	its Administrator: Camco Financial Corporation

Date: June 29, 2009	By:	/s/ James E. Huston
James E. Huston Chief Executive Officer

CAMCO FINANCIAL AND SUBSIDIARIES
SALARY SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2008
INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm